ONE SHELL PLAZA	AUSTIN
910 LOUISIANA	BEIJING
HOUSTON, TEXAS	DALLAS
77002-4995	DUBAI
HONG KONG
TEL +1 713.229.1234	HOUSTON
FAX +1 713.229.1522	LONDON
www.bakerbotts.com	MOSCOW
NEW YORK
RIYADH
WASHINGTON

May 29, 2007	Andrew C. Gratz

TEL +1 713-229-1499
BY FACSIMILE (202-772-9203)	FAX +1 713-229-7966
andrew.gratz@bakerbotts.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Torch Energy Royalty Trust
Schedule TO-T
Filed by Trust Venture Company, LLC; Trust Acquisition Company, LLC;
Silver Point Capital, L.P.; Edward A. Mulé; and Robert O’Shea
Response to Staff Comments
Dated May 23, 2007
File No. 005-49697
Ladies and Gentlemen:
     On behalf of Trust Venture Company, LLC, Trust Acquisition Company, LLC, Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea (together, the “Filing Persons”), transmitted herewith is the Filing Persons’ response to the Staff’s comments dated May 23, 2007 regarding our Schedule TO-T filed May 10, 2007. In addition, in order to expedite your review, we are supplementally providing Amendment No. 1 to our Schedule TO-T, which Amendment was filed with the Commission via the EDGAR system earlier today.
     Please telephone Mr. Timothy S. Taylor (713-229-1184) of this Firm with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Filing Persons directly to Mr. Timothy S. Taylor, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002-1584 (facsimile: 713-229-7784).

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ Andrew C. Gratz
Andrew C. Gratz

Enclosure

cc:	Julia E. Griffith Securities and Exchange Commission

Securities and Exchange Commission	May 29, 2007

Gerald Willinger
Michael Neruda
Silver Point Capital, L.P.
Tim Taylor
Keri Rome
Monica Karuturi
Baker Botts L.L.P.

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Trust Venture Company, LLC, Trust Acquisition Company, LLC, Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea (together, the “Filing Persons”)

DATE:	May 29, 2007

RE:	Response to SEC Staff Comments dated May 23, 2007
          We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 23, 2007 regarding our Schedule TO-T filed May 10, 2007 regarding the tender offer (the “Tender Offer”) by Trust Venture Company, LLC (“Trust Venture”) for any and all units of beneficial interest (the “Units”) of Torch Energy Royalty Trust (the “Trust”). Where applicable, our responses indicate the revisions we have made in an amendment to our Schedule TO-T (the “Amendment”). For your convenience, our response is prefaced by the Staff’s comments in italicized text.
          We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.
          In connection with this response, we acknowledge that:
•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Letter dated May 23, 2007
General
1.	The definition of “bidder” in Rule 14d-1(g)(2) includes any person “on whose behalf a tender offer is made.” For a list of factors to be considered in determining the bidder in a tender offer, see the section entitled “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available under “Corporation Finance — Archives” on the SEC website at www.sec.gov. Tell us what consideration you have given to including Mr. Holbrook as a filing person.

RESPONSE: While Mr. Holbrook is a member of Trust Venture, he does not exercise any management control or authority over Trust Venture. Moreover, Mr. Holbrook does not have any direct or indirect voting power or dispositive power with regard to any Units Trust Venture owns or will own after the completion of the Tender Offer. Mr. Holbrook merely has a profits interest in Trust Venture.

The Limited Liability Company Agreement of Trust Venture (the “LLC Agreement”) provides that the powers of Trust Venture shall only be exercised by or under the authority of, and the business and affairs of Trust Venture shall only be managed by, the manager of Trust Venture, Trust Acquisition Company, LLC. The LLC Agreement specifically provides that the manager of Trust Venture has sole discretion with respect to any decisions relating to the Tender Offer or the purchase, sale or ownership of the Units.

In determining whether Mr. Holbrook should be deemed a bidder for purposes of our Schedule TO-T, we reviewed the list of factors to be considered in determining the bidder in a tender offer, as promulgated by the SEC in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000). A review of such factors persuaded us that Mr. Holbrook should not be considered a bidder as the questions listed below would be answered in the negative:
•	Did Mr. Holbrook play a significant role in initiating, structuring, and negotiating the tender offer?

•	To what extent did or does Mr. Holbrook control the terms of the offer?

•	Is Mr. Holbrook providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does Mr. Holbrook control the named bidder, directly or indirectly?, and

•	At the expiration of the tender offer, would Mr. Holbrook beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

2.	It appears that the proposed transaction may have one or more of the effects contemplated by Rule 13e-3(a)(3)(ii). We note in this regard your plans to terminate the Trust, your disclosure that delisting may result from your purchases pursuant to the offer, and the fact that the Trust currently has 355 unit holders of record. Please give us your well reasoned legal analysis of the applicability of Rule l3e-3 to your transaction, or make the required disclosures for each of the filing persons.

RESPONSE: The Filing Persons do not believe Rule 13e-3 (the “Rule”) is applicable to the Tender Offer. The Tender Offer would constitute a “Rule 13e-3 transaction” only if Trust Venture was an affiliate of the Trust at the time of the commencement of the Tender Offer. See Rule 13e-3(a)(3). As noted in the Proposing Release of Rule 13e-3 (SEC Release 34-14185), the second sentence in the definition of “affiliate” in paragraph (a)(1) of the Rule “is intended to obviate the possible need for compliance with the proposed rule [Rule 13e-3] by a non-affiliated bidder during the course of its tender offer.” As defined in Rule 13e-3(a)(1), an affiliate of the Trust “is a person that directly

2

or indirectly through one or more intermediaries controls, is controlled by, or is under common control with” the Trust. Trust Venture does not directly or indirectly control the Trust. In addition, it is not directly or indirectly controlled by the Trust or under common control with the Trust.

The determination of whether a person is in control of an issuer depends on all the facts and circumstances of a particular relationship. Rule 12b-2 of the Securities Exchange Act of 1934 defines the term “control” (including the terms “controlled by” and “under common control with”) as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We believe that the relationship between Trust Venture and the Trust to date is defined by two factors: Trust Venture’s ownership of Units and the governing instrument of the Trust. An analysis of these factors demonstrates that not only does Trust Venture not control the Trust but also that, as a practical matter, only the trustee of the Trust, Wilmington Trust Company, can control the Trust pursuant to the Trust’s governing instrument and the Delaware Statutory Trust Act.

First, Trust Venture’s ownership of Units does not give it control of the Trust. As of the date hereof (and as of the commencement of the Tender Offer), neither Trust Venture nor any other Filing Person has any direct or indirect voting power or dispositive power with regard to more than 3.7% of the outstanding Units. The mere ownership of 3.7% of the outstanding Units does not give Trust Venture any rights under the Delaware Statutory Trust Act or the Trust’s governing instrument that Trust Venture could exercise to direct or cause the direction of the management and policies of the Trust. In addition, prior to the commencement of the Tender Offer, none of the Filing Persons contacted or engaged in any discussions with or entered into any agreements or arrangements with the Trust or the Trustee.

Second, the Delaware Statutory Trust Act and the Trust’s governing instrument provide that only the trustee of the Trust has the power to direct or cause the direction of the management and policies of the Trust. The Trust has no officers or governing body. Pursuant to the Delaware Statutory Trust Act and the Trust’s governing instrument, no person is entitled to direct the trustee in the management of the Trust. The trustee of the Trust was appointed trustee in the Trust’s governing instrument. Unlike a corporation with respect to its board of directors, the Unit holders have no right to vote on who is the trustee of the Trust. Although, the affirmative vote of Unit holders of record owning a majority of the outstanding Units could remove the trustee.

As discussed above, at the time of commencement of the Tender Offer, none of the Filing Persons possessed the power to direct or cause the direction of the management and policies of the Trust, and thus Trust Venture was not an affiliate of the Trust at the time of commencement of the Tender Offer. Therefore, the Tender Offer is not a Rule 13e-3 transaction as defined in the Rule since it is not a tender offer made by the Trust or an affiliate of the Trust. In light of these facts, we have concluded that Rule 13e-3 is not applicable to the Tender Offer.

The Filing Persons acknowledge that if Trust Venture becomes an affiliate of the Trust in the future and the Trust or Trust Venture engages in a Rule 13e-3 transaction, the Rule would be applicable to such transaction absent an applicable exception for the transaction.

3.	Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Please confirm that

3

each affiliate engaged in the transaction is a filing person on the Schedule 13E-3, and tell us what consideration you have given to including each of the bidders named on the Schedule TO as filing persons. If you do not believe that the filing persons are affiliates, tell us why in your response. See Section II.D.3 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” outline, dated November 14, 2000 and available under “Corporation Finance — Archives” on the SEC website at www.sec.gov. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13 E-3.

RESPONSE: As more fully explained in our response to question 2 herein, we respectfully submit that this transaction is not subject to Rule 13e-3 and thus have not included additional disclosure in response to the Staff’s comment.

4.	It is not clear to us from the description in your background section whether Mr. Holbrook is an affiliate in the transaction. Please clarify his role in the transaction, and provide the Schedule 13E-3 disclosure if necessary.

RESPONSE: Mr. Holbrook is not an affiliate in the transaction. As more fully explained in our response to question 1 herein, Mr. Holbrook does not exercise any management control or authority over Trust Venture and does not have any direct or indirect voting power or dispositive power with regard to any Units Trust Venture owns or will own after the completion of the Tender Offer. In addition, to the knowledge of each of the Filing Persons, Mr. Holbrook is not a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the Trust. We have included additional disclosure in the Amendment in order to clarify that Mr. Holbrook is not an affiliate in the transaction. Moreover, as more fully explained in our response to question 2 herein, we respectfully submit that this transaction is not subject to Rule 13e-3 and thus have not included additional disclosure in response to the Staff’s comment regarding Schedule 13E-3 disclosure.
Offer to Purchase
Summary Term Sheet, page 1
5.	Revise the first bullet point under “Withdrawal Rights” to clarify that withdrawal rights will continue through any extensions of the offer, but will not continue through any subsequent offering period.

RESPONSE: As reflected in the Amendment, we have revised the first bullet point under “Withdrawal Rights” in response to the comment.
Procedures for Tendering Units, page 7
6.	We note your disclosure that you may waive any condition of the offer for any particular tendering security holder. It is not appropriate for you to waive a condition with respect to individuals rather than the entire class of security holders to whom you are making the offer. Please revise.

4

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

7.	Please revise to clarify that you will pay for tendered securities promptly rather than “as promptly as practicable” after expiration of the offer. Make a similar revision throughout your document where this language appears. See Rule 14e-1(c).

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

Distributions, page 16
8.	To the extent that you reduce the offer consideration in response to cash distributions, please note that we would consider any such reduction to be a change in price requiring ten days to remain in the offer. Please confirm your understanding.

RESPONSE: We understand that if we reduce the consideration in the Tender Offer in response to cash distributions the Staff will consider any such reduction to be a change in price requiring at least ten business days to remain in the offer.

9.	Please clarify whether the recent dividend distribution will affect the price of the offer.

RESPONSE: The Offer to Purchase provides that only distributions other than regular quarterly distributions by the Trust will affect the price of the offer. As the recent dividend distribution by the Trust was a regular quarterly distribution, such distribution will not affect the price of the offer. As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.
Background of the Offer, page 16
10.	Please revise this section to include information concerning how the price was determined.

RESPONSE: We respectfully submit that including information concerning how the price was determined is not required other than in Rule 13e-3 transactions. As more fully explained in our response to question 2 herein, we respectfully submit that this transaction is not subject to Rule 13e-3 and thus have not included additional disclosure in response to the Staff’s comment.
Conditions to the Offer, page 20
11.	We note that the first condition listed in this section refers to “threatened” litigation, by either government entities or others. Conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to clarify when litigation has been “threatened,” or remove the term.

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

5

12.	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the language in the parenthetical in subparagraph (b) to provide shareholders with more specificity about events triggering the condition. “Any change” is too vague to offer much guidance.

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

13.	In this regard, please revise the second to the last paragraph of this section to exclude actions or omissions to act by the bidders as a reason for the assertion of a condition.

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

14.	The assertion that an offer condition must be satisfied in the sole judgment of the bidder amounts to a waiver of that condition. If bidder waives a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose. Alternatively, please revise the offer conditions, where applicable, to include a standard of reasonableness. For example, we note that item (b) under this caption contains a “sole judgment” standard.

RESPONSE: We acknowledge the Staff’s comment and will extend the offering period at least an additional five business days and will amend the applicable disclosure in the offer document if we decide to waive a material offer condition. As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

15.	Pursuant to Rule 14e-l(c), all conditions must be satisfied or waived prior to the expiration of the offer. Please revise the language in the final paragraph of this section to clarify that the conditions do not constitute an ongoing right that may be asserted after the expiration of the offer.

RESPONSE: As reflected in the Amendment, we have revised the applicable disclosure in response to the comment.

6

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Torch Energy Royalty Trust
(Name of Subject Company (Issuer))

Trust Venture Company, LLC
Trust Acquisition Company, LLC
Silver Point Capital, L.P.
Edward A. Mulé
Robert J. O’Shea
(Name of Filing Persons (Offerors))

Units of Beneficial Interest
(Title of Class of Securities)

891013104
(CUSIP Number of Class of Securities)

Frederick H. Fogel, Esq.
Trust Venture Company, LLC
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Telephone ((203) 542-4208)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002-4995
(713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)
$66,275,200	$2,034.65

(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

(2)	The amount of the filing fee is calculated by multiplying the transaction value (the product of 8,284,400 units of beneficial interest of Torch Energy Royalty Trust at a price of $8.00 per unit) by 0.00003070.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,034.65	Filing Party: Trust Venture Company, LLC
Form of Registration No.: SC TO-T	Date Filed: May 10, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE

SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2007 (the “Schedule TO”), on behalf of Trust Venture Company, LLC, a Delaware limited liability company (the “Offeror”), Trust Acquisition Company, LLC, a Delaware limited liability company, Silver Point Capital, L.P., a Delaware limited partnership, Edward A. Mulé and Robert J. O’Shea, relating to the offer by the Offeror to purchase any and all units of beneficial interest of Torch Energy Royalty Trust, a Delaware statutory trust, at a price of $8.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2007, as amended and supplemented by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal, dated May 10, 2007, including the Instructions thereto, as it may be supplemented or amended from time to time. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 11 of this Schedule TO. To the extent information contained in a section of the Offer to Purchase is modified below, all references to such section of the Offer to Purchase in any other Item of the Schedule TO, as amended, shall be to such section of the Offer to Purchase as so modified.
SUMMARY TERM SHEET
The second bullet under the heading “Principal Terms” is hereby amended and restated in its entirety as follows:

“•	The members of the Offeror are Trust Acquisition Company, LLC, a Delaware limited liability company (“Trust Acquisition”), and Douglas L. Holbrook, an individual. Trust Acquisition, the sole manager of the Offeror, is an affiliate of Silver Point Capital, L.P., a private investment firm with approximately $7.5 billion in capital under management. As of the date hereof, none of the Offeror, Trust Acquisition or Mr. Holbrook is an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

The first bullet under the heading “Withdrawal Rights” is hereby amended and restated in its entirety as follows:

“•	You have the right to, and can, withdraw Units that you previously tendered at any time until the Expiration Date (i.e., 12:00 Midnight, New York City Time, on Thursday, June 7, 2007 or if the Offer is extended, 12:00 Midnight, New York City Time, on the date any extension(s) of the offering period expire). You will not be able to withdraw Units tendered during any subsequent offering period that the Offeror may elect to establish after the Offeror has accepted for payment and paid for Units tendered in the Offer. See ‘THE TENDER OFFER—1. Terms of Offer.’”

2.	PROCEDURES FOR TENDERING UNITS.
The last sentence of the first paragraph under the heading “Determination of Validity” is hereby amended and restated in its entirety as follows:
     “The Offeror also reserves the absolute right to waive any of the conditions of the Offer, including, without limitation, the Minimum Condition.”

4.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.
All uses of the phrase “as promptly as practicable” in this section are hereby replaced with the word “promptly”.

7.	CERTAIN INFORMATION CONCERNING THE OFFEROR.
The following sentence is hereby added to the end of the third paragraph of this section.
     “As of the date hereof, none of the Offeror, Trust Acquisition, Mr. Holbrook or Messrs. Mulé or O’Shea is an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

8.	PRICE RANGE OF UNITS; CASH DISTRIBUTIONS.
This section is hereby amended and restated in its entirety as follows:
     “The Units are listed and traded on the NYSE under the symbol TRU. The following table sets forth for the periods indicated, the reported high and low sales prices for the Units and the distributions per Unit, as reported in the Trust 10-K with respect to the fiscal years 2005 and 2006 and the high and low sale prices for the Units and the distributions per Unit reported in published financial sources for the periods indicated thereafter.

	High	Low	Distributions
Quarter ended March 31, 2005	$8.11	$6.45	$.22
Quarter ended June 30, 2005	$8.15	$6.13	$.12
Quarter ended September 30, 2005	$7.20	$6.60	$.15
Quarter ended December 31, 2005	$7.23	$6.44	$.16
Quarter ended March 31, 2006	$8.10	$6.84	$.35
Quarter ended June 30, 2006	$9.00	$7.13	$.25
Quarter ended September 30, 2006	$10.22	$7.02	$.14
Quarter ended December 31, 2006	$7.64	$6.28	$.10
Quarter ended March 31, 2007	$7.30	$6.16	$.099
Quarter ending June 30, 2007 (through May 24, 2007)	$8.25	$6.33	$.10
     On May 9, 2007, the last full trading day prior to the commencement of the Offer, the closing sales price for the Units on the NYSE was $6.37 per Unit. On May 25, 2007, the last full trading day prior to the filing of this Amendment No. 1, the closing sales price for the Units on the NYSE was $8.03 per Unit. UNIT HOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE UNITS.
     Cash distributions are made by the Trustee on a quarterly basis. On May 21, 2007, the Trustee announced a quarterly cash distribution of $0.10 per Unit payable to Unit holders of record on May 31, 2007. This quarterly cash distribution is payable on June 11, 2007. HOLDERS OF RECORD OF UNITS ON MAY 31, 2007 FOR THE $0.10 PER UNIT REGULAR CASH DISTRIBUTION ANNOUNCED BY THE TRUSTEE ON MAY 21, 2007 AND PAYABLE ON JUNE 11, 2007 WILL BE ENTITLED TO RECEIVE AND RETAIN SUCH REGULAR CASH DISTRIBUTION.”

11.	BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE TRUST.
The following sentence is hereby added immediately prior to the last sentence of the second paragraph of this section.
     “As of the date hereof, Mr. Holbrook is not an affiliate (as such term is defined in Rule 13e-3 of the Exchange Act) of the Trust.”

14.	CERTAIN CONDITIONS OF THE OFFER.
Condition (a) of this section is hereby amended and restated in its entirety as follows:
     “(a) there shall be instituted or pending any action or proceeding by or before any court or governmental, administrative or regulatory agency or authority or any other person, domestic or foreign, challenging the making of the Offer or the acquisition by the Offeror of any Units, or otherwise directly or indirectly relating to the Offer or otherwise adversely affecting the Trust, the Offeror or any of its respective subsidiaries or affiliates; or”
Condition (b) of this section is hereby amended and restated in its entirety as follows:
     “(b) any adverse change shall have occurred or be threatened in the properties, financial condition, operations, results of operations or prospects of the Trust or the Royalty Interests, or the Offeror shall have become aware of any facts that have or may have material adverse significance with respect to the value of the Trust or the Royalty Interests or the value of the Units to the Offeror; or”
Condition (d) of this section is hereby amended and restated in its entirety as follows:
     “(d) there shall have been any action taken, or any statute, rule, regulation or order proposed, promulgated, enacted, entered or deemed applicable to the Offer, by any domestic or foreign government or governmental authority or by any court, domestic or foreign, that might (i) make the acceptance for payment of or payment for some or all of the Units illegal or otherwise restrict or prohibit consummation of the Offer, or impose material obligations upon the Offeror as a result of any such acceptance or payment, (ii) result in a delay in the ability of the Offeror, or render the Offeror unable, to accept for payment or pay for some or all of the Units, (iii) require the Offeror or the Trust or any of their respective affiliates to hold separate or to divest itself of all or any portion of the business, assets or property of any of them or any Units or impose any limitation on the ability of any of them to conduct their business and own such assets, properties and Units, (iv) impose material limitations on the ability of the Offeror to acquire, hold or exercise effectively all rights of ownership of the Units, including the right to vote any Units purchased by it on all matters properly presented to the Unit holders or (v) otherwise adversely affect the Offeror, any of the Offeror’s members or the affiliates of such members, the Trust or the Units; or”
The provision immediately before the last paragraph and the last paragraph in this section are hereby amended and restated in their entirety as follows:
“which in any such case, and regardless of the circumstances (excluding any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Units.
     The foregoing conditions are for the sole benefit of the Offeror and its respective affiliates and may be asserted by the Offeror, in whole or in part, at any time and from time to time prior to the Expiration Date. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties.”

ITEM 12. EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 25, 2007

TRUST VENTURE COMPANY, LLC
By:	Trust Acquisition Company, LLC, sole
manager

By:	Silver Point Capital, L.P., its
manager

By:	Silver Point Capital
Management, LLC, its General
Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

TRUST ACQUISITION COMPANY, LLC
By:	Silver Point Capital, L.P., its manager

By:	Silver Point Capital Management, LLC,
its General Partner

By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Title:	Authorized Signatory

SILVER POINT CAPITAL, L.P.
	By:	Silver Point Capital Management, LLC,
its General Partner

	By:	/s/ Frederick H. Fogel
		Name:	Frederick H. Fogel
		Title:	Authorized Signatory

EDWARD A. MULÉ
By:	/s/ Edward A. Mulé
Name: Edward A. Mulé, individually

ROBERT J. O’SHEA
By:	/s/ Robert J. O’Shea
Name: Robert J. O’Shea, individually

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated May 10, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number.*

(a)(5)(i)	Summary Advertisement of the Offeror, dated May 10, 2007.*

(a)(5)(ii)	Press Release announcing the commencement of the Offer issued by the Offeror on May 10, 2007.*

(b)	None

(d)	None

(g)	None

(h)	None

*Previously filed

7